Exhibit 99.6

NICE Introduces Cloud-ready Text-to-911
Recording Solution for AGENT511 TEXTBLUE Platform

Agencies now empowered to capture, manage and synchronize with a variety of multimedia communications in the cloud

Hoboken, N.J. – March 13, 2018 – NICE (Nasdaq: NICE) announced today that it is offering the first cloud-ready Text-to-911 recording solution for AGENT511’s TEXTBLUE multimedia messaging platform. The NICE Inform solution allows agencies using the AGENT511 TEXTBLUE platform to tap into state-of-the-art technology for recording 9-1-1 texts and other multimedia communications – an increasing necessity as they move towards shared Next Generation 9-1-1 ESInet environments.

NICE Inform is the industry’s leading NENA i3-compliant multimedia recording solution. It captures, manages, and synchronizes multimedia communications between citizens, PSAPs and first responders, to provide a complete, true record of incidents. AGENT511’s TEXTBLUE is an interactive text and multimedia messaging platform for state, regional, and local public safety communication centers that delivers real-time SMS chats compatible with emerging NG9-1-1 standards.

The integration of the two technologies enables PSAPs to harness NICE Inform for the recording of SMS Texts from the TEXTBLUE system and subsequently put them into context with other multimedia communications, such as recorded 9-1-1 calls, radio transmissions, operator screens, CAD data and events and more, for a complete, accurate record of incidents. The recordings and associated data are vital for quality assurance, investigations and incident debriefings. In addition to capturing the 9-1-1 SMS text conversations, NICE Inform also captures metadata from the text stream, including the caller ID, location, and dates and times for a complete legal record of who texted 9-1-1, from where and when, and what was said. NICE Inform can be deployed hosted in the cloud, on-premise or as a hybrid solution.

“As agencies move toward shared ESInet environments and full NG9-1-1, the ability to record multimedia communications in the cloud will become absolutely essential,” said Chris Wooten, Executive Vice President, NICE. “With the integration of our NICE Inform solution and AGENT511’s TEXTBLUE multimedia messaging, we are able to offer this capability to PSAPs today.”

“We’re pleased to partner with NICE on this integration of our industry-leading NG9-1-1 technologies to expand our reach within the public safety marketplace,” said Jay Malin, Founder & Managing Director, AGENT511. “NICE has led the way with innovations in Text-to-911 recording and its NICE Inform multimedia incident intelligence solution is widely recognized as marketing-leading.”

About AGENT511
AGENT511 is a leading vendor of hosted, managed, multi-channel communication platforms for utilities, municipalities, text to 9-1-1, and enterprise contact centers. Solutions combine intelligent message routing and notification supporting the most popular communication channels: SMS, MMS, email, social media, and IVR. AGENT511 uniquely offers a wide range of high-availability, extensible applications such as customer engagement hub, complex triggered alerts, two-way interactive virtual assistants, and live multimedia chat. Clients include municipal government, major utilities, financial institutions, and Fortune 100 brands. More info at: http://agent511.com

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-44425, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.